FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4R(1)(a) GlaxoSmithKline plc ('GSK') was advised on 21 January 2016, of changes in the interests of the following Persons Discharging Managerial Responsibilities ('PDMR'), following increases in their notional interests in Ordinary Shares, at a price of 1372.50 pence per Share, on the re-investment of dividends paid on 14 January 2016, on Ordinary Shares held in the GlaxoSmithKline Deferred Investment Award Programme.

PDMR	Ordinary Shares
Mr R G Connor	416.747
Mr S A Hussain	520.934
Mr D S Redfern	416.747
Ms C Thomas	416.747
Dr P J T Vallance	520.934
Ms E Walmsley	737.963
Mrs V A Whyte	59.217

V A Whyte
Company Secretary

21 January 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 21, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc